Mail Stop 6010

October 9, 2007

Nicholas Landekic
Chief Executive Officer
PolyMedix, Inc.
170 N. Radnor-Chester Road, Suite 300
Radnor, Pennsylvania 19087

> **Re: PolyMedix, Inc.**
> **Registration Statement on Form SB-2, Amendment 1**
> **Filed October 4, 2007**
> **File No. 333-146180**

Dear Mr. Landekic:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page

1.   We note your response to comment 1. As the staff informed the company's counsel in a telephone conversation on October 3, 2007, since you plan to print and circulate a preliminary prospectus, you should disclose in a pre-effective amendment prior to circulation the number of common shares and warrants that will be included in each unit. Please confirm that you will do so.

2.   We note the revisions pursuant to comment 2. We reissue the comment because you have not provided the requested disclosure. Please disclose the price of a unit, a price range, or a formula upon which the price will be set, as applicable.

                                   *   *   *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

        Please contact Greg Belliston at (202) 551-3861 or me at (202) 551-3715 with any questions.

                                                        Sincerely,

                                                        Jeffrey P. Riedler
                                                        Assistant Director

cc: Jeffrey P. Libson, Esq.
        Christopher S. Miller, Esq.
        Pepper Hamilton LLP
        400 Berwyn Park
        899 Cassatt Road
        Berwyn PA, 19312-1183